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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 6-K/A


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February, 2003







                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)




                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                      Form 20-F     X     Form 40-F
                                ---------           ---------



    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                              Yes              No     X
                                 ---------        ---------



    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A



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                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS

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Item 1.    Announcement of Receipt of Exemption from Future Payment Obligations Relating to the              3
           Company's Employee Pension Fund

Signature                                                                                                    4

Exhibit Index                                                                                                5

Exhibit 1  Announcement of Receipt of Exemption from Future Payment Obligations Relating to the              6
           Company's Employee Pension Fund

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Item 1. ANNOUNCEMENT OF RECEIPT OF EXEMPTION FROM FUTURE PAYMENT OBLIGATIONS
RELATING TO THE COMPANY'S EMPLOYEE PENSION FUND

         On February 12, 2003 we announced that we had obtained an exemption from future payment obligations relating to our employee pension fund from the Minister of Health, Labor and Welfare. Attached as Exhibit 1 is an English translation of this announcement.




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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     WACOAL CORP.
                                     (Registrant)



                                     By: /s/  Nobuhiro Matsuda
                                        ----------------------------------------
                                        Nobuhiro Matsuda
                                        Corporate Officer
                                        Director of Finance, Corporate Planning


Date:    February 24, 2003


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                                  EXHIBIT INDEX
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                                                                                                 Page
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
Exhibit 1    Announcement of Receipt of Exemption from Future Payment Obligations                  6
             Relating to the Company's Employee Pension Fund



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